Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2011 and 2010

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 12

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held At End of Year)	13 - 14

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
BB&T Corporation Retirement Plans Committee of the
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, NC
June 25, 2012

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BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value
BB&T Corporation Common Stock	$524,107,559	$554,105,660
Mutual funds	1,109,527,941	1,079,862,318
Self-directed investments	56,923,360	55,001,493
One-year bank investment contract	135,830,963	120,054,376
Total investments, at fair value	1,826,389,823	1,809,023,847

Receivables:
Notes receivable from participants	42,686,292	39,927,220

Cash	2,615,847	4,972,664
Net assets available for benefits	$1,871,691,962	$1,853,923,731

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011 and 2010

	2011	2010

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$1,080,582	$1,005,637
Dividends	40,141,783	30,609,583
Net (depreciation) appreciation in fair value of investments	(71,505,857)	121,177,678
Net investment income	(30,283,492)	152,792,898

Interest income on notes receivable from participants	1,853,072	1,869,200

Contributions
Employer	76,480,477	73,399,499
Employee	107,164,365	101,630,094
Rollovers	7,312,737	10,074,767
Total contributions	190,957,579	185,104,360

Benefits paid to participants	(144,474,164)	(134,380,258)
Administrative expenses	(422,356)	(424,132)

Net increase prior to transfers from other plans	17,630,639	204,962,068

Transfers from other plans	137,592	11,087,719
Net increase	17,768,231	216,049,787

Net assets available for benefits
Beginning of year	1,853,923,731	1,637,873,944
End of year	$1,871,691,962	$1,853,923,731

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

1.	Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2007, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2012, the Plan added a Roth feature that allows for after-tax contributions. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting
Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the IRS) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2011 and 2010, forfeited accounts totalled $12 and $14, respectively. This account can be used to reduce employer contributions. In 2011 and 2010, contributions by the employer were reduced by $20,473 and $24,455, respectively, from the forfeiture account.

Reclassifications
Certain amounts reported in prior years' financial statements have been reclassified to conform to the current presentations. Such reclassifications had no effect on previously reported net assets available for benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting. Benefit claims are recorded when they have been approved for payment and paid by the Plan.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10).

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock and a bank investment contract (the “one-year BIC”), each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Plan's investments are stated at fair value. Refer to Note 7 for detailed disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation /depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

FASB ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.	Recently Adopted Accounting Standards
In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan's financial statements.

4.	Bank Investment Contract
The Plan invests in a fully benefit-responsive bank investment contract guaranteed by the Corporation. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty and there are no limitations on the Plan’s ability to transact at contract value with the issuer.

There are no reserves for credit risk of the contract issuer or otherwise. The average yields and crediting interest rates were approximately .77 percent and .77 percent, respectively, for both 2011 and 2010. The interest rate is reset annually based on November 30th market yields for United States Treasury Notes having a one-year maturity.

As described in FASB ASC Topic 946-210, Fully Benefit-Responsive Investment Contracts ("Topic 946-210") and Topic 962-235, Defined Contribution Plans Investments—Other ("Topic 962-235"), investment contracts held by a defined-contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by Topic 946-210 and Topic 962-235, the Statement of Net Assets Available for Benefits presents the fair value of the one-year BIC. No adjustment for contract value is necessary, as the contract value approximates fair value.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

5.	Transfers from Other Plans
During 2011 and 2010, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances, including investments and notes receivable from participants, were transferred from the various plans at various dates during 2011 and 2010 as follows:

2011
Heritage Title Services 401(k) Plan	$137,592

2010
JRD Management Corporation 401(k) Plan	$11,087,719

6.	Investments
The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2011	2010
BB&T Corporation Common Stock, 20,822,708 and
21,076,670 shares, respectively	$524,107,559	$554,105,660
BB&T Large Company Value Fund, 13,327,503 and
14,289,921 shares, respectively	148,068,554	167,049,172
Federated Treasury Obligations Fund, 116,585,164 and
122,952,884 shares, respectively	116,585,164	122,952,884
BB&T Special Opportunities Fund, 7,056,882 and 6,851,286
shares, respectively	118,767,332	121,952,899
BB&T Equity Income I Fund, 7,348,519 and 6,322,314
shares, respectively	108,831,562	88,006,606
BB&T Total Return Bond Fund, 13,099,735 and 11,871,665
shares, respectively	142,132,124	129,044,996
BB&T Mid Cap Value Fund, 9,339,011 and 9,514,768
shares, respectively	120,473,240	128,163,931
Bank Investment Contract	135,830,963	120,054,376

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

	2011	2010
Net appreciation (depreciation) in fair value of investments:
BB&T Corporation common stock	$(22,428,071)	$26,064,473
Mutual funds	(45,654,269)	90,493,919
Common Stock	(3,276,711)	4,332,441
Corporate Bonds	(140,660)	271,774
US Govt Securities	(6,146)	15,071
	$(71,505,857)	$121,177,678

7.	Fair Value of Financial Instruments
FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"), defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure asset and liabilities. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stocks that are traded on an exchange or listed market. The fair value of mutual funds, common stock and self-directed brokerage investments was determined by closing prices or net asset values at the end of the Plan year. Year end prices and net asset values are obtained from third party pricing vendors.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include a one-year bank investment contract ("BIC") and corporate and government bonds in the self-directed brokerage option.

The fair value of the one-year BIC approximates contract value. Contract value is determined as the face value of the Plan's investment, credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Refer to Note 4 for detailed disclosures related to Plan investment in the one-year BIC.

The fair value of government securities and corporate bonds were determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use matrix pricing, which is based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2011 and 2010, there are no level 3 assets.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of
		December 31, 2011
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable	Unobservable
		and Liabilities	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common stock	$524,107,559	$524,107,559	$-	$-
Mutual funds:
Money Market Funds	116,585,164	116,585,164	-	-
Stock Funds	651,051,691	651,051,691	-	-
Index Funds	65,413,709	65,413,709	-	-
Fixed Income Funds	142,132,124	142,132,124	-	-
Life Cycle Funds	134,345,253	134,345,253	-	-
Total Mutual Funds	1,109,527,941	1,109,527,941	-	-
Self-directed investments
Corporate stock	30,376,806	30,376,806	-	-
Mutual funds	25,185,588	25,185,588	-	-
Corporate bonds	1,303,990	-	1,303,990	-
US Govt Securities	56,976	-	56,976	-
	56,923,360	55,562,394	1,360,966	-
One-year bank investment
contract	135,830,963	-	135,830,963	-

Total Investments at Fair
Value	$1,826,389,823	$1,689,197,894	$137,191,929	$-

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

	Fair Value Measurements for Assets Measured on a Recurring Basis as of
		December 31, 2010
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable	Unobservable
		and Liabilities	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common stock	$554,105,660	$554,105,660	$-	$-
Mutual funds:
Money Market Funds	122,952,884	122,952,884	-	-
Stock Funds	615,034,812	615,034,812	-	-
Index Funds	56,289,953	56,289,953	-	-
Fixed Income Funds	129,044,996	129,044,996	-	-
Life Cycle Funds	156,539,673	156,539,673	-	-
Total Mutual Funds	1,079,862,318	1,079,862,318	-	-
Self-directed investments
Corporate stock	28,327,304	28,327,304
Mutual funds	24,798,677	24,798,677
Corporate bonds	1,776,973	-	1,776,973
US Govt Securities	98,539		98,539
	55,001,493	53,125,981	1,875,512	-
				-
One-year bank investment
contract	120,054,376	-	120,054,376	-
Total Investments at Fair
Value	$1,809,023,847	$1,687,093,959	$121,929,888	$-

8.	Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated January 10, 2012, that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2011 and 2010

9.	Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10.	Party-In-Interest Transactions
Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $715,508,619 and $725,765,872 at December 31, 2011 and 2010, respectively, bank investment contracts issued by a subsidiary of the Corporation of $135,830,963 and $120,054,376 at December 31, 2011 and 2010, respectively and BB&T Corporation Common Stock of $524,107,559 and $554,105,660 at December 31, 2011 and 2010, respectively. The Plan received cash dividends of $16,203,743 and $12,776,831 on its investments in BB&T-sponsored mutual funds during 2011 and 2010, respectively, interest of $984,969 and $932,364 on its investment in the bank investment contract during 2011 and 2010, respectively and cash dividends of $13,459,475 and $12,817,516 on BB&T common stock investments during 2011 and 2010, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2011 and 2010 were $263,159 and $253,378, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts. These fees were $156,593 and $170,754 for the years ended December 31, 2011 and 2010, respectively.

11.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

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BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	( b )		( c )	( e )
			Description of Investment, Including
			Maturity Date, Rate of Contract,
	Identity of Issue, Borrower, Lessor or Similar Party		Collateral, Par or Maturity Value	Curent Value
*	BB&T Corporation		Common Stock	$524,107,559

	Branch Banking &
*	Trust Company	Total Return Bond Fund	Mutual Fund	142,132,124
	Branch Banking &
*	Trust Company	Mid Cap Value Fund	Mutual Fund	120,473,240
	Branch Banking &
*	Trust Company	Large Company Value Fund	Mutual Fund	148,068,554
	Branch Banking &
*	Trust Company	International Equity Fund	Mutual Fund	48,646,989
	Branch Banking &
*	Trust Company	Small Cap Fund	Mutual Fund	28,588,818
	Branch Banking &
*	Trust Company	Special Opportunities Fund	Mutual Fund	118,767,332
	Branch Banking &
*	Trust Company	Equity Income I Fund	Mutual Fund	108,831,562
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	116,585,164
	Fidelity	Contrafund	Mutual Fund	12,483,765
	Vanguard	Total International Stock Index	Mutual Fund	7,633,866
	Vanguard	Institutional Index	Mutual Fund	57,779,843
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	24,546,237
	T. Rowe Price	Retirement Income Fund	Mutual Fund	40,645,194
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	1,469,093
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	22,590,433
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	10,282,001
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	37,043,943
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	12,432,009
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	12,683,262
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	6,623,860

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BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	( b )		( c )	( e )
			Description of Investment, Including
			Maturity Date, Rate of Contract,
	Identity of Issue, Borrower, Lessor or Similar Party		Collateral, Par or Maturity Value	Curent Value

	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	23,698,822
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	3,908,307
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	1,291,070
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	2,322,453
				$1,109,527,941

	Plan Participants		Self-directed investments	$56,923,360

			Participant loans ( 4.25% to 10.25% due
	Plan Participants		thru April 2027)	42,686,292

*	BB&T Corporation	One-Year Bank Investment Contract	Bank Investment Contract (. 77% in 2011)	135,830,963
				$1,869,076,115
		* Party in interest
		Cost is omitted because plan investments are participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401(k) Savings Plan

June 25, 2012

/s/ Steven L. Reeder
Senior Vice President & Benefits Manager